

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2015

Via E-mail
Guido Dierick
Executive Vice President, General Counsel and Secretary
NXP Semiconductors N.V.
High Tech Campus 60
Eindhoven 5656 AG
The Netherlands

  Re: NXP Semiconductors N.V.
     Registration Statement on Form F-4
     Filed April 2, 2015
     File No. 333-203192
     Form 20-F for fiscal year ended December 31, 2014
     File No. 001-34841

Dear Mr. Dierick:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Opinion of NXP's Financial Advisor…, page 12

1. We note from your disclosure on page 79 that NXP has agreed to pay $20 million to Credit Suisse contingent upon completion of the merger and that Credit Suisse has also agreed to act as a lead arranger in connection with debt financing described on page 14. Please disclose in this section the potential conflict of interest that could occur with these agreements and quantify the fees payable for the financing.

Opinion of Freescale's Financial Advisor…, page 13

2. We note from your disclosure on page 89 that Freescale has agreed to pay Morgan Stanley & Co. LLC a fee of approximately $41.8 million for its services that is contingent

Guido Dierick
NXP Semiconductors N.V.
April 29, 2015
Page 2

upon completion of the merger and that Morgan Stanley Senior Funding will act as a lead arranger in connection with the financing described on page 14. Please disclose in this section the potential conflict of interest that could occur with these agreements and quantify the fees payable for the financing.

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 5. Operating and Financial Review and Prospects

Critical Accounting Estimates, page 42

3.   While we see that you have identified certain accounting policies as critical accounting estimates, the disclosure does not describe the specific aspects of any of those policies that cause them to be particularly judgmental or subjective and where reasonably possible changes in assumptions could have a material effect on your financial statements. In that regard, please tell us how your disclosure considers the interpretive guidance from Section V of the Commission Guidance Regarding Management´s Discussion and Analysis of Financial Condition and Results of Operations, Release No 34-48960.

Item 7.B, Related Party Transactions, page 58

4.   We note your cross reference to your disclosure in Note 20 on page F-33 and your description of "amounts related to revenue and expenses incurred in transactions with these related parties" and "your balances with these related parties." Please tell us, and in future filings describe more specifically the nature and extent of these transactions as required by Item 7.B. of Form 20-F so that the party's relationship and type of transaction are clear.

Item 18. Consolidated Financial Statements

Note 6 Provision for Income Taxes, page F-18

5.   In your rate reconciliation table you disclose that the tax incentives line item impacted your tax rate by (26.3%) and (30.2%) in the fiscal years ended December 31, 2014 and 2013, respectively. Please quantify and detail for us the nature of the significant components of this item, including the impact of the Dutch "Innovation box" tax rules. Refer to FASB ASC 740-10-50-12. Also, tell us how your disclosure about tax incentives considers the guidance from SAB Topic 11-C.

Note 16 Debt, page F-28

2019 Cash Convertible Senior Notes, page F-29

6.   We see on page F-29 that the noteholders may convert their notes to cash prior to 2019 upon the occurrence of certain events. Please tell us and clarify in future filings, how these provisions of the notes are considered in the balance sheet classification of the liability.

7.   We refer to the disclosure that you have concluded the cash conversion feature of the notes is required to be bifurcated from the debt instrument and recorded as a derivative liability. Please describe for us the terms of the cash conversion feature and the accounting literature which supports recognition of the derivative liability. In this regard, please also revise future filings to clearly disclose the terms of conversion right which resulted in the aforementioned accounting.

8.   We note the discussion within Risk Factors on page 18 that in conjunction with the issuance of the notes you also sold common stock warrants that are subject to changes in currency exchange rates leading to derivative accounting because the strike price is denominated in U.S. dollars, which is not your functional currency. In future filings please expand the disclosure in the notes to financial statements to clarify how the terms of the warrants are considered in the accounting determination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar at 202-551-3662 or Gary Todd, Senior Accountant, at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3800 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc: (via E-mail) Elizabeth Cooper